Exhibit 99.1

News Release WNS (Holdings) Limited

WNS Announces Pricing of Secondary Public Offering of ADSs by Warburg Pincus

NEW YORK, NY and MUMBAI, INDIA, February 11, 2013 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global offshore business process outsourcing services, today announced the pricing of the previously announced underwritten public offering of 12,625,343 ADSs by Warburg Pincus at a price to the public of $12.75 per ADS. Warburg Pincus has also granted the underwriters of the offering a 30-day option to purchase up to an additional 1,893,801 ADSs, representing 15% of the total offering size, to cover over-allotments, if any. The offering is expected to close on or about February 15, 2013, subject to customary closing conditions.

WNS will not receive any proceeds from the sale of ADSs by Warburg Pincus in the offering. Assuming the overallotment option is exercised in full by the underwriters, Warburg Pincus will have no remaining shareholdings in WNS following the offering.

BofA Merrill Lynch and Wells Fargo Securities are acting as joint book-running managers and Baird, William Blair and Janney Montgomery Scott are acting as co-managers for the offering. The ordinary shares represented by the ADSs will be sold pursuant to a shelf registration statement on Form F-3 previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”). WNS will also file with the SEC a prospectus supplement with respect to the offering.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Copies of the prospectus supplement and accompanying prospectus may be obtained, when available, from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department or by email: dg.prospectus_requests@baml.com; or from Wells Fargo Securities, Attn: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, by telephone: (800) 326-5897, or by e-mail: cmclientsupport@wellsfargo.com.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading global offshore business process outsourcing company. WNS offers business value by combining operational excellence with deep domain expertise in key industry verticals including Insurance; Travel and Leisure; Manufacturing, Retail, Consumer Products, Telecom and Diversified Businesses; Consulting and Professional Services; Healthcare; Utilities; Banking and Financial Services; Shipping and Logistics; and Public Sector Industries. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of December 31, 2012, WNS had 25,931 professionals across 31 delivery centers worldwide including Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements relating to WNS’s expectations regarding the public offering. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, without limitation, risks and uncertainties related to market conditions and satisfaction of customary closing conditions related to the public offering. There can be no assurance that the public offering will be completed. These and other factors are more fully discussed in the prospectus supplement for the offering filed with the SEC which is available at http://www.sec.gov. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

References to “ADS” refer to American Depositary Shares, each representing one ordinary share of WNS; and references to “$” refer to the United States dollars, the legal currency of the United States.

CONTACT:

David Mackey Corporate SVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 201 942 6261 ir@wns.com	Sumi Gupta Public Relations WNS (Holdings) Limited +91 (22) 4095 2263 sumi.gupta@wns.com; pr@wns.com